GK Pastry

Annual Income Statement

For the period 2025

	August 31, 2025
Revenues	
Sales Revenue	712,142.18
Sales Tax Remitted	-2,255.55
Returns & Allowances	-353.31
Other Income	1,240.09
Tenant Improvement Allowance	85,000.00
Awaiting Category - Revenue	20,040.81
Total Revenues	**815,814.22**
Cost of Sales	
Cost of Goods Sold	287,664.39
Total Cost of Sales	**287,664.39**
Gross Profit	**528,149.83**
Operating Expenses	
Awaiting Category - Expense	1,590.00
Bank & ATM Fee Expense	17,782.49
Business Meals Expense	1,872.70
Computer Equipment Expense	838.03
Equipment Expense	30,408.10
Equipment Protection Fee	389.83
Facility & Utilities Expense	49,470.38
Furniture & Fixtures Expense	3,860.91
Gas & Auto Expense	4,557.88
Independent Contractor Expense	10,998.28
Insurance Expense - Business	12,658.82
Interest Expense	82,861.71
Kitchen Supplies Expense	4,123.95
License & Fee Expense	7,662.58
Marketing & Advertising Expense	1,571.06
Merchant Fees Expense	35,743.52
Office Supply Expense	10,820.04

Parking & Tolls Expense	25.63
Payroll Expense - Administration	2,113.00
Payroll Expense - Payroll Tax	21,854.24
Payroll Expense - Pension	5,557.73
Payroll Expense - Salary & Wage - Gusto	223,210.75
Phone & Internet Expense	6,795.51
Postage & Shipping Expense	1,375.88
Professional Service Expense	4,591.00
Publication/Subscription Expense	179.98
Rent or Lease Expense	79,506.44
Software & Web Hosting Expense	2,370.27
Training & Education Expense	34.75
Travel & Transportation Expense	3,335.06
Uniforms Expense	1,171.13
Total Operating Expenses	**629,331.65**
Total Expenses	**916,996.04**
Net Profit	**-101,181.82**

GK Pastry

Annual Balance Sheet

For the period ending August 31, 2025

	As Of:	31-Aug-25
Assets		
Cash On Hand		1,748.50
Chase - Checking - 8259		4,108.52
Chase - Savings - 1009		46.96
PayPal		0.00
Square - Merchant Processor - GK Pastry Inc		590.07
Square - Merchant Processor - Mountain View		20.75
Square - Merchant Processor - Shokh		0.00
Stripe - Merchant Processor - GK Pastry		0.00
Security Deposit Receivable		26,926.00
Leasehold Improvements		185,473.34
Property Plant & Equipment		196,240.25
Accumulated Depreciation, PP&E		-112,820.00
Temporary Holds		0.00
Money in transit		5,862.64
Money in transit (outstanding)		-2,497.35
Total Assets		**305,699.68**
Liabilities		
American Express - Credit Card - 51001		2,688.36
American Express - Credit Card - 51008		23,176.48
Chase - Credit Card - 0203		10,451.62
Chase - Credit Card - 2505		924.29
Chase - Credit Card - 2549		3,721.37
Chase - Credit Card - 9981		11,985.26
Square - Credit Card - 8363		10,192.61
Citizens Pay - Line of Credit		0.00
Headway Capital - Line of Credit		34,721.57
Payroll Payable - Payroll Tax		0.00
Loan (to)/from Shareholder - Gulnoza Khaytenova		18,052.05
Loan (to)/from Shareholder - Khasan Musabaev		6,213.00
Loan (to)/from Shareholder - Khayrulla Musabaev		53,969.96
Loan (to)/from Shareholder - Osman Musabaev		11,248.21
Centra Funding - Loan Payable		48,643.72
CFG - Loan Payable		50,550.70

Forward Financing - Loan Payable	39,997.72
Fundfi - Loan Payable	66,930.93
QuickBooks - Loan Payable	5,471.53
QuickBooks 2 - Loan Payable	1,813.20
SMBX - Loan Payable	32,548.71
Square Capital - Loan Payable	104,361.19
Stripe Advance - Loan Payable	0.00
Credit Key - Loan Payable - 967657 - Maturity: August 2025	10,897.03
Credit Key - Loan Payable - 987127 - Maturity: August 2025	4,022.42
Centra Funding - Loan Payable 1 - Maturity: July 2025	0.00
Centra Funding - Loan Payable 2 - Maturity: July 2025	0.00
Credit Key - Loan Payable - 697947 - Maturity: March 2025	0.00
Credit Key - Loan Payable - 808920 - Maturity: March 2025	0.00
Credit Key - Loan Payable - 651416 - Maturity: January 2025	0.00
Credit Key - Loan Payable - 623046 - Maturity: December 2024	0.00
Credit Key - Loan Payable - 624962 - Maturity: December 2024	0.00
Credit Key - Loan Payable - 629001 - Maturity: December 2024	0.00
Credit Key - Loan Payable - 444902 - Maturity: July 204	0.00
Credit Key - Loan Payable - 463929 - Maturity: July 2024	0.00
Credit Key - Loan Payable - 403171 - Maturity: May 2024	0.00
Credit Key - Loan Payable - 470605 - Maturity: May 2024	0.00
Total Liabilities	**552,581.93**

Equity

SAFE Note - Umarbek Tursunov	30,000.00
Common Stock - Gulnoza Khaytenova	210.00
Common Stock - Khasan Musabaev	100.00
Common Stock - Khayrulla Musabaev	100.00
Common Stock - Osman Musabaev	100.00
Retained Earnings	-277,392.25
Total Equity	**-246,882.25**

Total Liabilities and Equity	**305,699.68**



GK Pastry
Annual Cash Flow Statement
S-Prop

		31-Aug-25
Cash from Operating Activity		
Net Profit from Operations	$	(18,320.11)
Interest Paid	$	(82,861.71)
Taxes Paid	$	-
Net Profit	$	(101,181.82)
Accounts Payable	$	-
Accounts Receivable	$	-
Payroll Payables	$	(117.81)
Payroll Receivables	$	-
Amortization	$	-
Depreciation	$	-
Inventory	$	-
Total Cash from Operating Activitie	**$**	**(101,299.63)**
Cash from Investing Activities		
Investments To	$	-
Investments From	$	-
Leasehold Improvements	$	(166,652.45)
Intangible Assets	$	-
Property Plant & Equipment	$	(71,867.77)
Total Cash from Investing Activities	**$**	**(238,520.22)**
Cash from Financing Activities		
Due (to)/from *insert company*	$	-
Due to/(from) *insert company*	$	-
Amazon Unavailable Balance	$	-
Credit Cards	$	34,524.18
Temporary Holds	$	-

Issuing of Common Stock	$	-
Loans Payable	$	287,959.86
Loans Receivable	$	-
Security Deposits Payable	$	-
Security Deposits Receivable	$	-
Working Capital	$	-
Lines of Credit	$	19,606.61
Promissory Notes	$	-
Convertible Notes	$	-
Taxes Payable	$	-
Taxes Recoverable	$	-
Contribution/APIC	$	-
Drawing/Distribution	$	-
Year-End Adjustments	$	-
Total Cash from Financing Activities	$	**342,090.65**
Beginning Cash	$	**7,609.29**
Total Change in Cash	$	2,270.80
Ending Cash	$	**9,880.09**
Ending Cash in Banks Accounts	$	**9,880.09**
Verification	$	**0.00**